Prospectus Supplement No. 2 to Prospectus dated February 14, 2012	Filed pursuant to Rule 424(b)(7) File No. 333-179282

90,470,573 SHARES

DELPHI AUTOMOTIVE PLC

Ordinary Shares

This prospectus supplement relates to the prospectus dated February 14, 2012, as supplemented from to time, which permits the resale of up to an aggregate of 90,470,573 ordinary shares of Delphi Automotive PLC by selling shareholders from time to time at prevailing market prices or at privately negotiated prices.

This prospectus supplement is being filed to update, amend, and supplement the information previously included in the prospectus to add Alden Global Hedged Opportunities Master Fund, L.P. as a selling shareholder under the prospectus following the transfer of shares from certain other selling shareholders in transactions exempt from registration under the Securities Act of 1933, as amended.

You should read this prospectus supplement together with the prospectus, as supplemented from time to time, which is to be delivered with this prospectus supplement.

Our ordinary shares are quoted on the New York Stock Exchange under the symbol “DLPH”. On March 14, 2012, the last reported closing sale price of our ordinary shares was $31.78.

See “Risk Factors” beginning on page 17 of the prospectus, and under similar headings in any amendments or supplements to the prospectus, including under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, to read about factors you should consider before buying ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 15, 2012.

The following information amends and supersedes the information regarding the Alden Funds as selling shareholders (after giving effect to the transfers to Alden Global Hedged Opportunities Master Fund, L.P.), which appears on pages 153 and 155 of the prospectus:

	Shares Beneficially Owned as of March 14, 2012
Name and Address of Beneficial Owner	Number	Percent of Delphi Shares Outstanding	Number of Shares That May Be Offered for Resale
The Alden Funds (11)	6,103,475	1.86%	1,603,541

(11)	The Alden Funds (as hereinafter defined) are comprised of the following entities: Alden Global Distressed Opportunities Master Fund L.P., a Cayman Islands exempted limited partnership (“Alden Distressed”), Alden Global Hedged Opportunities Master Fund L.P., a Cayman Islands exempted limited partnership (“Alden Hedged”) and Alden Global Value Recovery Master Fund, L.P., a Cayman Islands exempted limited partnership (“Alden Value”) (collectively, the “Alden Funds”). Alden Global Capital Limited is the management company to the Alden Funds and may be deemed to beneficially own all of the ordinary shares held or beneficially owned by the Alden Funds. Voting and dispositive power of Alden Global Capital Limited is exercised by an investment committee consisting of six people. The address for each of the Alden Funds and Alden Global Capital Limited is c/o Alden Global Capital, 885 Third Avenue, 34th Floor, New York, NY 10022.